Exhibit 99.1

NewsRelease
TC Energy announces $1.2 Billion West Path Delivery Program

CALGARY, Alberta - November 1, 2019 - News Release - TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy) today announced the West Path Delivery Program, a combined $1.2 billion expansion of its NOVA Gas Transmission Ltd. (NGTL) and Foothills Systems, which will connect with the US$335 million GTN XPress Project recently announced by TC PipeLines LP, to deliver the volumes to downstream markets.

“The West Path Delivery Program, along with the GTN XPress Project, further enhances connections of the Western Canadian Sedimentary Basin (WCSB) to high-value downstream markets,” said Russ Girling, President and Chief Executive Officer. “This $1.2 billion program brings our sanctioned expansions of NGTL and Foothills infrastructure to $10 billion, demonstrating our strong commitment to the long-term viability of the WCSB.”

The West Path Delivery Program is underpinned by approximately 258 million cubic feet per day of new firm service contracts with terms that exceed 30 years, commencing between the fourth quarter of 2022 and the fourth quarter of 2023. The $1.2 billion to be invested includes approximately 119 km (74 miles) of pipeline and associated facilities.

Applications for approvals to construct and operate the facilities are expected to be filed in 2020 and, pending receipt of regulatory approvals, construction is expected to commence as early as fourth quarter 2021.

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. We are not only focused on what we do, but how we do it - guided by core values of safety, responsibility, collaboration and integrity, our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TC Energy undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2019 and 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Matthew John
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522